UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58869/October 28, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13239

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In the Matter of   :
                                                                  :
                                                                  :
WENDT-BRISTOL HEALTH   :   ORDER MAKING FINDINGS AND
SERVICES CORPORATION   :   REVOKING THE REGISTRATION
                                                                  :   OF SECURITIES BY DEFAULT

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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 26, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Service of the OIP was accomplished on Respondent on or about October 1, 2008. Respondent was required to file an Answer within twenty days of when it was served with the OIP. See 17 C.F.R. § 201.220(b); OIP at 2. Respondent did not file an Answer nor did Respondent participate in the telephonic prehearing conference on October 27, 2008. Accordingly, I find that Respondent is in default and that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

        Wendt-Bristol Health Services Corporation (Wendt-Bristol) (CIK No. 0000728392) is a Delaware corporation headquartered in Columbus, Ohio. Wendt-Bristol purportedly acts as a managing partner of two radiation therapy centers. Wendt-Bristol's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Wendt-Bristol's common stock is currently quoted on the "Pink Sheets" operated by Pink OTC Markets, Inc.

        Wendt-Bristol has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since September 28, 2000 (for its year ending December 31, 1999) or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending March 31, 2000.

        Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, Wendt-Bristol has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Exchange Act Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of Wendt-Bristol Health Services Corporation is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge